VIA EDGAR

December 12, 2025

Kalkidan Ezra, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Ezra,

This response is provided on behalf of WisdomTree Trust (the “Registrant”) with respect to Staff comments received orally on December 3, 2025, regarding the Registrant’s Post-Effective Amendment No. 961 (“PEA 961”), which was filed with the U.S. Securities and Exchange Commission on October 3, 2025, for the purpose of registering shares of the WisdomTree Efficient Long/Short U.S. Equity Fund (the “Fund”). The Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in PEA 961.

General Comments and Responses

1.	Comment: Please provide your responses to the Staff’s comments and an accompanying redlined Prospectus and Statement of Additional Information (“SAI”) as soon as practicable before the effective date of the Fund’s registration statement.

Response: The Registrant confirms that this correspondence and accompanying redlined Prospectus and SAI will be provided to the Staff as soon as practicable before the effective date of the Fund’s registration statement.

2.	Comment: The Staff requests that the Registrant update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and SAI.

Response: The Registrant confirms that all missing information will be included in the Fund’s effective registration statement.

Prospectus Comments and Responses

3.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense example.

Response: The Fund’s completed fee table and expense example are set forth in Appendix A hereto.

WisdomTree Asset Management, Inc.  250 West 34th Street, 3rd Floor, New York, NY  10119 | 212-801-2080 Tel

4.	Comment: The Staff notes that the first sentence of the second paragraph in the “Principal Investment Strategies of the Fund” section of the Prospectus states the following: “For the long-only U.S. equity securities strategy, the Fund will invest in a representative basket of U.S. equity securities of large-capitalization companies generally weighted by market capitalization.” Please supplementally clarify what the term “representative basket” means.

Response: The Registrant confirms that it has removed the reference to “representative” in the sentence highlighted by the Staff as shown below (removed language is stricken).

For the long-only U.S. equity ~~securities~~ strategy, the Fund ~~will~~ invests in a ~~representative~~ basket of ~~U.S.~~ equity securities of large-capitalization U.S. companies generally weighted by market capitalization.

5.	Comment: Please confirm that the Fund’s investment adviser controls the development and implementation of the machine learning models used to make predictions about a security’s return and/or risk.

Response: The machine learning models were created by a third-party model provider. The investment adviser coordinates with the third-party model provider on the on-going development of the machine learning models and is responsible for implementing the models for the Fund on a day-to-day basis. The Registrant has included disclosure to this effect in the registration statement.

6.	Comment: The Staff notes the reference to “other liquid short-term investments” in the seventh paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus. Please clarify in the disclosure what “other short-term investments” refers to. Relatedly, please confirm that all principal investment risks related to such investments are disclosed in Item 4 and Item 9.

Response: The Registrant notes that “other liquid short-term investments” refers to cash and cash equivalents. Accordingly, the language in the “Principal Investment Strategies of the Fund” section of the Prospectus has been revised as shown below (new language appears in bold and removed language is stricken). Additionally, the Registrant confirms that all principal investment risks related to such investments are disclosed in Item 4 and Item 9.

The Fund may invest in U.S. Treasury securities and cash and cash equivalents ~~other liquid short-term investments~~ to serve as collateral or margin for the Fund’s investments in swap contracts and other derivatives ~~that gain exposure to the long/short U.S. equity strategy~~.

7.	Comment: Please confirm that all principal investment risks related to the Fund’s investments are disclosed in Item 4 and Item 9.

Response: The Registrant confirms that all principal investment risks related to the Fund’s investments are disclosed in Item 4 and Item 9 as appropriate.

8.	Comment: Please supplementally identify the widely recognized industry classification methodology to be used by the Fund as referenced in the last paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus.

Response: Currently, the Fund intends to use the Global Industry Classification Standard (GICS®) to identify its exposure to a sector or industry.

WisdomTree Asset Management, Inc.  250 West 34th Street, 3rd Floor, New York, NY  10119 | 212-801-2080 Tel

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If you have any questions regarding this correspondence, please do not hesitate to contact me at (917) 267-3855.

Sincerely,

/s/ Joanne Antico

Joanne Antico, Esq.

Chief Legal Officer and Secretary, WisdomTree Trust

cc:	Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc.  250 West 34th Street, 3rd Floor, New York, NY  10119 | 212-801-2080 Tel

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Appendix A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.88%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.88%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$90	$281

WisdomTree Asset Management, Inc.  250 West 34th Street, 3rd Floor, New York, NY  10119 | 212-801-2080 Tel

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